July 16, 2009

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PHL Variable Accumulation Account III
Initial Registration Statement on Form N-8A
File No. 811-22275, SEC Accession No. 0001193125-09-016498
Request for Withdrawal of filing made pursuant to Rule 477(a) with respect to Initial
Registration Statement on Form N-8A

Dear Sir or Madam:

PHL Variable Insurance Company (the “Company”) hereby respectfully withdraws the request filed with the Securities and Exchange Commission on July 9, 2009 under Rule 477(a) of the Securities Act of 1933 for withdrawal of the above-referenced registration statement. We intend instead to file an application for deregistration of the above-referenced investment company.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (860) 403-6486.

Very truly yours,

/s/ Mary K. Johnson
Mary K. Johnson
Counsel

One American Row
P. O. Box 5056	860. 403.5000 Phone
Hartford, Connecticut 06102-5056	www.phoenixwm.com